UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 17th, 2010

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Special Shareholders Meeting, held on this date, at 5 p.m. were approved, as follows:

1) Capital Stock Increase in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, upon issue of 62,344,140 new book-entry, registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, to be subscribed at the price of R$24.06 per share.

Accordingly, it clarifies that:

• the shareholders may exercise their preemptive rights from December 29th, 2010 to January 31st, 2011, in the proportion of 1.657008936% on the shareholding position held on this date (December 17th, 2010), with shares of the same type;

• the Shareholders whose shares are deposited at BM&FBOVESPA Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) must exercise their rights at the respective depositor Brokerage Houses by January 27th, 2011.

• the shareholders not intending to exercise their preemptive rights to the subscription may trade them at BM&FBOVESPA at market price by January 21st, 2011, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. or another brokerage house of their preference.

• the Subscription Reports will be available to shareholders at Bradesco's Branches from December 29th, 2010 to January 31st, 2011. For those with updated address in the Company's records, a copy of the Report will be sent by mail. Shareholders who want to exercise their rights must hand in the filled Report at Bradesco's Branches by January 31st, 2011.

• regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed shares will take place on February 18th, 2011, the same date for the payment of Complementary Interest on Own Capital declared on December 6th, 2010, and the shareholder must choose between one of the methods provided for in the Subscription Report:

– compensation with credits from the Complementary Interest on Own Capital previously mentioned. In this case, the exercise of the share subscription right will not result in any disbursement of new funds by the shareholders registered in the Bank's records on December 6th, 2010;

– debit from checking account held in Banco Bradesco S.A.;

– check to the order of the aforementioned Banco Bradesco.

• in the event of unsubscribed shares, after the term for the exercise of the preemptive right has elapsed, they will be traded in an Auction to be held at BM&FBOVESPA S.A., pursuant to the provision set forth in the Board of Directors' proposal and in the current legislation;

Right of the Subscribed Shares – These will be entitled to monthly, and possibly complementary, dividends and/or interest on own capital to be declared as from the date of their registration as shareholders. Shares will be also fully entitled to eventual advantages given to other shares as of said date.

2) Partial amendment to the Bylaws, in the "caput" and the Paragraph One of Article 12, Article 14 and "caput" of Article 25, creating 7 positions of Deputy Officer in the Board of Executive Officers, increasing from 9 to 12 the maximum number of Officers and up to 19 the number of members of the Integrated Risk Management and Capital Allocation Committee, due to the expansion that the Company has been obtaining in all areas of operations and the need for better support to the administrative tasks in view of the structural dimension of the Organization; and in letter "d" of Paragraph One of Article 26, establishing the maximum deadline of 15 days so that the Organization's Ombudsman replies the complainants, in compliance with the provisions of Item III of Article 2 of the National Monetary Council Resolution #3,849, as of March 25th, 2010.

These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

Cordially, Banco Bradesco S.A. Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.